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ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EASON TECHNOLOGY LIMITED

(Continued and to be signed on the reverse side)

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ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EASON TECHNOLOGY LIMITED

March 18, 2026

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM Eastern Time on March 12, 2026.

↓ Please detach along perforated line and mail in the envelope provided. ↓

031826

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE "FOR" ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
Proposal 1. As an ordinary resolution, that Longwen (Stanley) He be re-elected as a director of the Company subject to renewal at the Company's next annual general meeting of shareholders.	☐	☐	☐
Proposal 2. As an ordinary resolution, that Stephen Liao be re-elected as a director of the Company subject to renewal at the Company's next annual general meeting of shareholders.	☐	☐	☐
Proposal 3. As an ordinary resolution, that Jun Hu be re-elected as a director of the Company subject to renewal at the Company's next annual general meeting of shareholders.	☐	☐	☐
Proposal 4. As an ordinary resolution, that Hao Xu be re-elected as a director of the Company subject to renewal at the Company's next annual general meeting of shareholders.	☐	☐	☐
Proposal 5. As an ordinary resolution, that Siyuan Xu be re-elected as a director of the Company subject to renewal at the Company's next annual general meeting of shareholders.	☐	☐	☐
Proposal 6. As an ordinary resolution, that Halen Fu be re-elected as a director of the Company subject to renewal at the Company's next annual general meeting of shareholders.	☐	☐	☐
Proposal 7. As an ordinary resolution, that Haitao He be elected as a director of the Company subject to renewal at the Company's next annual general meeting of shareholders.	☐	☐	☐
Proposal 8. As a special resolution, that conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below): a) the par value of each authorized and issued share in the capital of the Company be reduced from US$0.00005 per share to US$0.0000005 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.0000495 on each of the then issued shares of the Company (the "Capital Reduction"); b) the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time; c) immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 100 shares of a par value of US$0.0000005 each (the "Share Sub-Division"); d) immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed, FROM: US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.00005 each, and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.00005 each, TO: US$400,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.0000005 each (the "New Class A Ordinary Shares"), and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.0000005 each (the "New Class B Ordinary Shares") by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, and of which 174,077,555,803 New Class A Ordinary Shares and 512,232,237 New Class B Ordinary Shares are issued and are fully paid up and the remainder are unissued; and e) each of the New Class A Ordinary Shares and the New Class B Ordinary Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company	☐	☐	☐
Proposal 9. As a special resolution, that subject to the Capital Reduction and Share Sub-Division taking effect, to approve and adopt the Fifth Amended and Restated Memorandum and Articles of Association of the Company (the "Amended M&AA") in substitution for the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company, effective from the date of registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction to reflect the Capital Reduction and the Share Sub-Division (the "M&AA Amendment"); and	☐	☐	☐
Proposal 10. As an ordinary resolution, to approve and adopt the Company's 2026 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares pursuant to the 2026 Equity Incentive Plan.	☐	☐	☐

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Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.